P.E. 1/22/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02011419

FORM 6-K

Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16 under The Securities Exchange Act of 1934

Exact name of registrant as specified in its charter:

Koninklijke Ahold N.V.

JAN 22 2002

Registrant's name in English

Royal Ahold

Jurisdiction of organisation:

The Kingdom of The Netherlands

Address of principal executive offices:

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands

telephone : international +31 75 659 5604

fax : international +31 75 659 8366

Commission File Number:

0-18898

Date:

January 14, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Koninklijke Ahold N.V.

(signature)
date of signing: January 14, 2002
signed by: A.M. Meurs
Executive Vice President

This Form 6-K shall be deemed to be incorporated by reference into the Prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (Nos. 333-52934, 333-52934-01, 333-80245, 333-80245-01, 333-71383 and 333-71383-01), the Company's Registration Statement on Form S-8 (Nos. 333-10044 and 333-09774) and the Company's Registration Statement on Form F-4 and Form S-4 (No. 333-67846) and to be a part of such Prospectuses from the date of the filing thereof.

LIST OF EXHIBITS

The following exhibits have been filed as part of this Form 6-K

Exhibit	Description
1.	*Ahold successfully places Euro 1.4 billion public notes*
2.	*Ahold successfully completes acquisition of Bruno's Supermarkets, Inc.*
3.	*Delisting by Ahold of Bompreço S.A. Supermercados do Nordeste in Brazil*
4.	*Ahold acquires Brazilian food retailer G. Barbosa*
5.	*Ahold 2001 sales surge 27% to record Euro 66.6 billion*

Press Release

Royal Ahold
Public Relations

Date: December 7, 2001
For more information: +31 75 659 57 20

Ahold successfully places Euro 1.4 billion public notes

Refinancing existing debt in favorable climate

Zaandam, The Netherlands; Washington DC, USA; December 7, 2001 – Ahold Finance U.S.A. Inc., a wholly owned subsidiary of Koninklijke Ahold N.V., the international food provider, has successfully placed Euro 1.4 billion in public notes under its Euro Medium Term Note program. The notes will be fully guaranteed by Koninklijke Ahold N.V.. The proceeds will be used to refinance short-term debt, including debt of Alliant Foodservice, acquired effective November 30, 2001.

The notes will be issued in two tranches:

Euro 600 million, maturing March 14, 2012, coupon 5.875%.
GBP 500 million, maturing March 14, 2017, coupon 6.5%.

The entire proceeds will be swapped into USD.

The notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and include notes in bearer form that are subject to U.S. Tax law requirements. Accordingly, notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

Ahold Corporate Communications: +31.75.659.5720
Mobile: Hans Gobes: +31 6 55 82 22 98, of Jan Hol: +31 6 22 93 31 37

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

http://www.ahold.com

Ahold

Press Release

Royal Ahold
Public Relations

Date: December 12, 2001
For more information: +31 75 659 57 20

Ahold successfully completes acquisition of Bruno's Supermarkets, Inc.

Now operating 1,600 stores in the United States

Zaandam, The Netherlands, December 12, 2001 – Ahold, the leading food retail and foodservice company, today announced the successful completion of its acquisition of Bruno's Supermarkets, Inc., following the approval of the Federal Trade Commission last week. Bruno's is a prominent food retailer in the Southeastern U.S. with sales of approximately USD 1.6 billion and 185 stores (of which 170 are supermarkets) operating under various banners in Alabama, Florida, Mississippi and Georgia. Ahold now operates six retail companies in the U.S. (Stop & Shop, Giant-Landover, Giant-Carlisle, Tops, BI-LO and Bruno's) with combined annualized sales approaching USD 24 billion.

On November 30, 2001, Ahold also successfully completed the acquisition of Alliant Exchange, Inc., parent company of Alliant Foodservice, building its U.S. foodservice business to approximately USD 19 billion. Both Bruno's and Alliant will be consolidated for financial reporting purposes, and will therefore contribute to Ahold's sales and earnings for 2001 as well as full-year 2002.

Bill Grize, President and CEO of Ahold USA-Retail and Member of Ahold's Corporate Executive Board, commenting on the Bruno's deal, said "We are very happy to have Bruno's, a high quality operator with a prominent local brand, join Ahold USA. Consumers will benefit from enhanced product offerings and better value from the synergies, knowledge sharing and best practice exchange between Bruno's and its new sister companies. This acquisition also strengthens our market position in the U.S., particularly in the Southern states, where our activities are currently limited. We're looking forward to working closely with Jim Demme, President and CEO, and his strong management team to integrate Bruno's into the Ahold USA family."

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

Ahold in the United States and worldwide
Ahold currently owns a significant foodservice business in the U.S. and six supermarket companies. The popular store brands include Stop & Shop (MA), Giant Landover (MD), Tops (NY), Giant Carlisle (PA), BI-LO (SC) and Bruno's (AL). Jointly they operate over 1,600 stores of which 1,220 are supermarkets. On an annual basis, sales from Ahold's retail and foodservice activities in the United States will approach USD 43 billion. Worldwide, Ahold has estimated sales of over USD 60 billion in 28 countries. The company currently operates nearly 9,000 supermarkets, superstores, hypermarkets and other store formats in North America, Europe, Latin America and Asia. Ahold is listed on the stock exchanges of Amsterdam (symbol AHLN), New York (NYSE symbol AHO) and Zurich.

Ahold Corporate Communications: +31.75.659.5720
Mobile Hans Gobes: +31 6 55 82 22 98, Jan Hol: +31.6.22.93.31.37.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements as more fully discussed in Ahold's Annual Report on Form 20-F. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as future market and economic conditions, the behavior of other market participants, the ability to successfully integrate acquired businesses and achieve anticipate synergies and the actions of government regulators. These and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Press Release

Royal Ahold
Public Relations

Date: December 18, 2001
For more information: +31 75 659 57 20

Delisting by Ahold of Bompreço S.A. Supermercados do Nordeste in Brazil

Zaandam, The Netherlands, December 18, 2001 – Bompreço S.A. Supermercados do Nordeste, Ahold's wholly-owned Brazilian subsidiary, has been successfully delisted from the São Paulo, New York and Luxembourg stock exchanges. The remaining non-voting preferred shares outstanding have been obtained by Ahold. Since June 2000 Ahold has been owner of all the voting shares.

Bompreço operates 111 supermarkets and hypermarkets in northeastern Brazil, where it is market leader with sales in 2000 of approximately Euro 1.5 billion.

Ahold Corporate Communications: +31.75.659.5720
Mobile Hans Gobes: +31 6 55 82 22 98, Jan Hol: +31.6.22.93.31.37.

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

Ahold

Press Release

Royal Ahold
Public Relations

Date: December 21, 2001
For more information: +31 75 659 57 20 / 5665

Ahold acquires Brazilian food retailer G. Barbosa

Barbosa strengthens Ahold position in North Eastern Brazil

Araçaju, Brazil / Zaandam, The Netherlands, December 21, 2001 – Ahold, the international food retail and foodservice company, today announced it has signed an agreement to acquire the operational assets of Brazilian supermarket company G. Barbosa. A family owned company, G. Barbosa operates 32 hypermarkets and supermarkets in the northeastern Brazilian states of Sergipe and Bahia with sales of approximately Euro 300 million. The acquisition strengthens Ahold's existing operation in Brazil under the Bompreço brand name. Bompreco is headquartered in Recife, Pernambuco.

G. Barbosa is a family owned company with 32 stores. It employs 5,300 people. The company, founded in 1955, has a loyal customer base and ranks 9th in sales among the Brazilian supermarket companies. Local Ahold executives and members of the Barbosa family will jointly manage the company. The G. Barbosa stores continue under their own name. Completion of the transaction is expected by the first quarter of 2002. Including G. Barbosa, Ahold will operate close to 150 supermarkets and hypermarkets in northeastern Brazil with combined annual sales of approximately Euro 2 billion.

Remarks by Ahold Board member Allan Noddle
Allan Noddle, member of the Ahold Corporate Executive Board, called the acquisition an important step in further improving Ahold's position in the Brazilian and Latin American markets. "The addition of the G. Barbosa stores allows us to again serve more Brazilian families. Our increased size and new economies of scale will create benefits for the consumer. We're very pleased with the transaction."

Comments by President Noel Barbosa
Noel Barbosa, current President and representative of the Barbosa family mentioned his great pleasure with the transaction. " The Barbosa family now partners with Ahold. We're proud to see our local brand name will be preserved. It shows the communities in which we operate and our staff that their loyalty and appreciation are recognized. The acquisition by Ahold allows for the expansion of the company started by Mr. Gentil Barbosa in 1955."

http://www.ahold.com

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

Ahold profile

Ahold is an international food retail and food service company headquartered in The Netherlands. It owns 40 food retail and foodservice companies in 28 countries operating approximately 9,000 supermarkets, hypermarkets and other store formats with 2001 sales of approximately Euro 65 billion. In South and Central America Ahold has operations in Brazil, Argentina, Chile, Peru, Paraguay, Guatemala, Honduras, Costa Rica, El Salvador and Nicaragua, with sales of over Euro 5 billion.

Ahold, a public company, is listed on the stock exchanges of Amsterdam (AHLN), the NYSE (AHO) and Zurich.

Photos available on request at Ahold Corporate Communications

Ahold Corporate Communications: +31.75.659.5720
Mobile Hans Gobes: +31 6 55 82 22 98, Jan Hol: +31.6.22.93.31.37.

This Ahold press release contains 'forward-looking statements'. Actual results may differ from such statements as they may have been influenced by factors beyond the company's ability to control, as more fully discussed in the company's annual report.

Ahold

Press Release

Royal Ahold
Public Relations

Date: January 8, 2002
For more information: +31 75 659 57 20 / 5665

Ahold 2001 sales surge 27% to record Euro 66.6 billion

15% earnings per share growth announced for 2002

Highlights

- **Record 2001 sales confirm Ahold's top position in food retail/foodservice**
- **Organic sales up 6.4% in 2001, excluding currency impact**
- **Ahold reconfirms full-year 2001 outlook of 15% earnings per share growth, excluding currency impact, goodwill amortization and exceptional charges**
- **Ahold announces 15% earnings per share growth target for 2002, excluding currency impact and goodwill amortization**
- **Operations benefit strongly from economies of scale**
- **December 2001 acquisitions of Alliant Foodservice and Bruno's Supermarkets will contribute to full-year 2002 results**
- **Provision of Euro 100 million pre-tax in 4th Quarter 2001 for Argentine Peso devaluation**

Zaandam, The Netherlands, January 8, 2002: **Ahold, the Netherlands-based international food retail and foodservice company with major operations in the United States and Europe, today reported full-year 2001 consolidated sales of Euro 66.6 billion, a 27% increase over the Euro 52.5 billion sales generated in 2000. Organic sales growth at constant currency rates was 6.4% higher for the year.**

Ahold reconfirmed its full-year 2001 outlook of 15% earnings per share growth, excluding currency impact, goodwill amortization and exceptional one-time charges related to the acquisition of Alliant Foodservice and the Argentine Peso devaluation.

For full-year 2002, Ahold expects to again deliver 15% earnings per share growth, excluding currency impact and goodwill amortization.

In a statement, President and CEO Cees van der Hoeven said 'the company is in excellent shape and eager to deliver again on its promises.'

Ahold is set to report detailed 2001 results and 2002 outlook on March 7.

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

United States

In the United States, Ahold owns and operates 6 prominent supermarket chains along the eastern seaboard and a rapidly-expanding nationwide foodservice operation. Full-year 2001 consolidated sales in the U.S. jumped to USD 35.3 billion, a 27% increase over 2000. Organic U.S. sales increased by 6.8% (2000: 5.3%). U.S. operations represent 59% of worldwide sales.

U.S. retail sales of the Ahold regional supermarket chains Stop & Shop, Tops, Giant (Landover), Giant (Carlisle) and BI-LO increased by 6.5% to USD 23.2 billion. The total includes sales at Bruno's Supermarkets as of December 12, 2001. Organic U.S. retail sales for the year, excluding currency impact, increased by 6.2%. Identical U.S. retail sales rose 2.6% and comparable U.S. retail sales grew by 3.1%.
(* For definition of terms see end of release).

U.S. foodservice sales increased by 103.8% to USD 12.1 billion. The total includes a full year of U.S. Foodservice (USF) sales, the acquisition of PYA/Monarch at year-end 2000 and, to a lesser extent, the Mutual and Parkway acquisitions in 2001. Sales at Alliant Foodservice, acquired in December, were only included as of December 1, 2001. Organic sales of the Ahold foodservice operations in the U.S., excluding currency impact, increased for the year by 10.8%. After the September 11 tragedy, organic foodservice sales growth was 7.0%.

Europe

In Europe, Ahold's 2001 sales increased by 31.4% to Euro 21.8 billion. The total includes the year-end 2000 acquisition of Superdiplo in Spain and a full year of ICA sales in Scandinavia. Ahold now has operations in 13 European countries with overall sales representing 33% of total worldwide sales. All Ahold operating units in Europe achieved considerable sales increases. Organic sales growth, excluding currency impact, increased by 6.8%. All operations (The Netherlands, Scandinavia, Spain, Portugal, Poland and the Czech Republic) contributed strongly to the overall sales increase for the region.

Latin America

In Latin America, sales totaled Euro 4.9 billion, a 3.7% decrease over 2000. Organic sales, excluding currency impact, increased by 1.4%. Latin America represents 7% of worldwide Ahold sales. In local currencies, Bompreco in Brazil, Santa Isabel in Chile and La Fragua in Guatemala generated higher sales, despite difficult economic conditions. Sales at Disco in Argentina (joint venture with Velox Retail) were lower than last year, reflecting the impact of the financial and economic crisis. Market share at Disco increased. A provision of Euro 100 million pre-tax will be taken in the 4th Quarter 2001 in relation to the devaluation of the Argentine Peso.

Asia

Sales in Asia amounted to Euro 395 million, slightly lower than last year reflecting the closure of a few stores in Malaysia and Thailand. Organic sales growth, excluding currency impact, amounted to 3.4%. Asia represents 0.6% of Ahold worldwide sales.

Ahold reconfirms full-year 2001 earnings outlook

Ahold reconfirms its earnings outlook for full-year 2001. The Corporate Executive Board expects operating earnings to improve and net earnings to be sharply higher, reflecting organic growth and contributions from acquisitions. Earnings per common share for full-year 2001 are reconfirmed to rise by 15%, excluding currency impact and goodwill amortization and before an exceptional one-time charge for the restructuring of Alliant, announced last November, and the provision related to the devaluation of the Argentine Peso. Ahold will report its full-year and 4th quarter 2001 results on Thursday March 7, 2002.

Comments by Cees van der Hoeven, Ahold President and CEO

Cees van der Hoeven, President and CEO, said in a statement that 2001 has been 'most successful for Ahold, notwithstanding difficult economic conditions in various regions. Our customers clearly showed their appreciation for the value proposition Ahold provides throughout the world. Their support enabled us to implement our dual strategy of food retail and foodservice, using economies of scale to boost sales to record levels. Our worldwide organic sales growth of 6.4%, excluding currency impact, reflects the quality of operations. Several outstanding acquisitions in 2001 will contribute to earnings growth in a major way, specifically during the second half of 2002 and beyond. We're proud of last year's overall performance.'

Van der Hoeven said that Ahold further improved its organizational structure in the U.S. and Europe to maintain and accelerate the company's success in the future. 'We have stepped up our efforts to add more value to the company in the coming years, benefiting all stakeholders,' he added.

Outlook 2002: 15% earnings per share growth

'As a consequence of our value-added efforts and based on the current business status and our 2002 plans,' Van der Hoeven said, 'the Ahold Corporate Executive Board expects the company again to deliver 15% earnings per share growth for full-year 2002, excluding currency impact and goodwill amortization.'

He added that 'the integration of Alliant Foodservice into U.S. Foodservice is expected to slightly backload Alliant's results towards the second half of the year. Our shareholders will probably see higher earnings per share in the last two quarters than in the first two, as new shares issued in September 2001 to finance the acquisition are earnings eligible for full-year 2002.'

Van der Hoeven concluded his remarks by saying that 'our company considerably strengthened itself last year. We're in excellent shape to continue to meet our targets, step up organic sales growth and deliver on the promises we make to stakeholders.'

==

Ahold reports full-year 2001 results March 7, 2002.
Ahold Stock Exchange listings: Ahold shares are traded on the New York Stock Exchange NYSE (symbol AHO), on the Euronext Exchanges of Amsterdam (AHLN), Paris and Brussels and on the Zurich Exchange (AHO).
The Ahold website is accessible under www.ahold.com

==

*** Explanation of terms:**
Organic sales exclude sales from acquisitions.
Identical sales compare sales from exactly the same stores.
Comparable sales are identical sales plus sales from replacement stores.

==

Invitation conference call
Today January 8, at 4:00 p.m. CET (10:00 a.m. EST).
The conference call can be accessed through www.ahold.com and will be posted on the Ahold website under Investor Relations.

==

Media Relations
Hans Gobes, Senior Vice President, Corporate Communications.
Office tel: +31-75-6595665. Mobile: +31.6.55.82.22.98.
Jan Hol, Vice President Public Relations.
Office tel: +31-75-6595720. Mobile: +31.6.22.93.31.37.

Investor Relations
Huib Wurfbain, Vice President Investor Relations.
Office: +31.75.659.5813. Mobile: +31.6.55.84.43.62.

Backgrounders, profiles and photographs available on request or by downloading from Ahold website (www.ahold.com).

For your convenience, please find a concise Ahold backgrounder overpage.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements as more fully discussed in Ahold's Annual Report on Form 20-F. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as future market and economic conditions, the behavior of other market participants, the ability to successfully integrate acquired businesses and achieve anticipate synergies and the actions of government regulators. These and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Ahold backgrounder January 2002

Ahold is a leading international food retail and foodservice company with 2001 consolidated sales of Euro 67 billion. The company has major operations in the United States, Europe, Latin America and Asia. Ahold owns and operates worldwide approximately 9,000 supermarkets, hypermarkets and convenience stores in 28 countries, servicing 40 million customers every week.

Almost 60% of Ahold worldwide sales generated in the United States. In the U.S., Ahold owns and operates 6 regional supermarket companies under the brand names of Stop & Shop, Giant (Landover), Giant (Carlisle), Tops, BI-LO and Bruno's. Their joint 1,600 stores generated combined 2001 consolidated sales of USD 23 billion. The stores are located along the eastern seaboard servicing customers in and around Boston and Greater New York-Long Island-Connecticut (Stop & Shop), Washington D.C. and Baltimore (Giant), Philadelphia (Giant), Buffalo and Cleveland (Tops), Greenville and Charleston (BI-LO) and Birmingham (Bruno's).

The Ahold supermarket companies are market leaders in their region and work closely together while maintaining their local identity and culture. They use economies of scale to boost local sales and company-wide earnings.

Ahold also owns five U.S. foodservice companies with annualized sales of approximately USD 19 billion. The foodservice operations provide Ahold with a rapidly growing nationwide presence in the still fragmented out of home markets. The Ahold foodservice companies are U.S. Foodservice, Alliant Foodservice, PYA/Monarch, Mutual and Parkway. They hold leading positions in various specialized foodservice fields, including the healthcare markets, hospitality sector, restaurant business, company cafetaria and government.

In Europe, Ahold has food retail and foodservice operations in 13 countries with combined 2001 consolidated sales of Euro 21.8 billion. Europe represents 33% of worldwide Ahold sales. Operations are in The Netherlands (market leader), Spain, Portugal (market leader), Belgium (foodservice), Sweden (market leader), Norway, Denmark, Poland, Czech Republic (market leader), Slovakia and the Baltic states Latvia, Estonia and Lithuania. While maintaining their own identity and culture, the European operations closely work together in know-how sharing, procurement, best practice transfer, IT, private label and other critical fields. The European Competence Center (ECC) provides Ahold operating units expertise in various disciplines.

In Latin America, Ahold has operations in 10 countries with combined 2001 consolidated sales of Euro 4.9 billion. This represents 7% of worldwide sales. Ahold has operations through partnerships in the Central American markets of Guatemala, Costa Rica, Honduras, Nicaragua and El Salvador. In Brazil, Argentina, Chile, Peru and Paraguay, Ahold companies cooperate by sharing best practices in store format development, central purchasing, private label development and IT, among others, benefiting from economies of scale and synergy.

In Asia, Ahold has operations in Thailand, Malaysia and Indonesia. Combined 2001 consolidated sales amounted to Euro 395 million. Asia represents 0.6% of overall Ahold sales.

Ahold is a public company headquartered in The Netherlands. Its shares are listed on the stock exchanges of New York City (AHO at the NYSE), Amsterdam, Paris and Brussels through Euronext (symbol AHLN) and Zurich, Switzerland (under AHO).